EXHIBIT A

Riley Investment Management LLC

11100 Santa Monica Boulevard, Suite 810, Los Angeles, CA 90025

Phone (310) 966-1445  Fax (310) 966-1096

www.rileyim.com

February 13, 2008

Board of Directors

Transmeta Corporation

2540 Mission College Blvd.

Santa Clara, California 95054

Gentleman:

Please accept this letter as an extension to our January 31, 2008 offer to acquire all outstanding shares of Transmeta for $15.50. Our proposal now expires in two weeks, at the close of business on February 28. At the conclusion of this two-week period any additional bids will reflect our estimates of your cash burn “defending” your Company from our inquiries as well as your daily cash burn from operations. We estimate your operational cash burn to be in the neighborhood of $400,000 per week—or .03 cents a share. It is unclear how much legal fees and banking fees you are racking up. Given the compensation for your General Counsel John Horsley, which according to yesterday’s article in The Recorder one compensation expert said was the first time he saw this type of bonus, we anticipate you are incurring significant costs.

During the past week, I have made every effort to reach out to your Company and the Board to discuss our offer. Unfortunately, you have failed to give me the courtesy of a response. Over the last month, moreover, I have, on several occasions, reached out to your Board to discuss both our views and what we believe to be the prevalent views held by other shareholders. Your response was to allow me to communicate with your Board in a recorded conference call in which you mandated that I be allotted no more than 10 minutes to express my views. (For your reference, I have attached the transcripts to this call, so that you can review our opinions once again).

Quite frankly, I am left at a total loss by your behavior. I do not understand how a Board which has overseen such heavy losses and actively participated in the continued decline of shareholder value, while, at the same time, personally benefiting financially, can react in this manner.

In your press release dated February 7, 2008, you claimed that our bid was “highly conditional.” We believe this is a baseless concern. First, there is no financing contingency. Second, as in all proposals where the bidder has not been given an ability to perform due diligence or to negotiate with the company, our proposal is by necessity conditioned on due diligence and mutually agreeable acquisition agreements. Unfortunately, the standard due diligence requirement takes on more importance here considering that the details of your agreement with Mr. Horsley, worth more than $10 million, were not released until long after your settlement with Intel.

Moreover, you should remember, in evaluating the seriousness of our proposal, that we have a track record of executing transactions in the public company arena. We led the $45M acquisition of Country Coach from National RV. In addition, we have spearheaded the acquisition and the resulting shareholder value creation process through our service on the boards of public companies. For example:

Alliance Semiconductor: We launched a proxy fight in 2005 when share prices were $1.60. We won over 90% of the vote insiders did not control and took over the Board. I became Chairman, and all incumbent Board members had resigned by March 2006. Between April and June 2006 all operating businesses were sold in three separate transactions. In July 2006 we settled a 21-year old lawsuit. In September 2006 Alliance completed a tender offer for 3 million shares at $3 per share. In

December 2006, Alliance sold its venture portfolio for $124MM, or approximately $3.75 per share. In June 2007 the Company paid a special dividend of $3.75 per share.

Celeritek: In May 2003 the Company settled with us to avoid a proxy fight, granting us four of seven seats on the Board. Shares traded at $5.50 when we joined the Board. The Company sold all of its operating assets, including its defense unit in July 2004 and its semiconductor unit in March 2005. Celeritek paid total dividends of $8.25 per share between March 2004 and December 2005.

Carreker: We joined the Board in June 2006 after the Company settled with us to avoid a proxy fight. Carreker shares traded at approximately $6 per share when we launched the proxy fight. The business was sold in December 2006 for $8.05 per share.

Aldila: We joined the Board in May 2003 after the Company settled with us to avoid a proxy fight. ALDA shares traded at $1.60 when we joined the Board. The Company has since paid out $8.00 per share in cash dividends, and bought back 10% of its outstanding stock. In November 2007 the Company announced the sale of its interest in a carbon fiber and composite prepreg plant. Earlier this week, Aldila announced a special dividend to shareholders of $5 per share or more than 1/3 of market capitalization. This is the third special dividend we have paid out to owners, the shareholders.

We believe that our purchase of Transmeta will represent the best outcome for the shareholders, especially compared to what they would face if the company continued under existing management. If your primary concern is remaining in office, our prior transactions could cause you concern; but if your interest is in maximizing shareholder value, the transactions mentioned should be a positive factor. Since inception, Transmeta has reported operating losses of approximately $668.5 million through the third quarter of 2007. Book value has been reduced from $55.96 per share following the IPO in the fourth quarter of 2000 to $1.49 per share on September 30, 2007. We believe that your performance by any measure has been an unmitigated disaster. If you believe that this sale undervalues the Company, we would welcome the alternative of our replacement of the entire board of directors with our representatives, who have had a history of creating value for their constituency.

Sincerely,

Riley Investment Management LLC

By:	/s/ Bryant Riley
Bryant Riley, Managing Member

Transmeta Conference Call

1-15-08

BR: I’m wondering if you have any questions for me. I have been very clear in my 13D… I’ve expressed my concerns about your relationship with you and house council. I’ve expressed your… my issues with diluted options plans, I’m your largest shareholder, your second largest shareholder has come out and said that he favors my view of the company…Do you have any questions for me?

Transmeta Board Member: No.

BR: No.

Transmeta Board Member: No, we’re here to listen.

BR: Okay, well there is a little bit of confusion…. Where we’ve been is very clear and if you know my history – hopefully you do – hopefully you are up to speed on how we interact with boards and our track record of being on boards.

I will tell you how this will end up playing out. Your shareholders will end up understanding that… I think that they will end up looking at your track record and my track record they will end up voting with me. We’ll end up doing a proxy fight and it will be a costly situation but I will end up winning, and this is your guys’ representatives of the board… of the shareholders. I have grave concerns with not only the 725,000 options you have issued but I have grave concerns with your contingency payment to a lawyer who decided to be a corporate lawyer and took the security of being a corporate lawyer, and he is now getting paid an excessive amount of money.

…I’ve tried to reach out to you multiple times. And my one message is this going to go down and continue and it is because I believe you guys are doing the wrong thing for shareholders.

So it sounds like you’re just going to listen… You are recording my call, which is clearly what your lawyer wants you to do and that’s fine. I mean at the end of the day you know I’m a shareholder. I own the equity, I’m the largest shareholder and I’m confident that the equity holders will back me. I tried to reach out to you guys. I told Sujan that I wanted an audience. I wanted to have a conversation. I thought is would be a little less formal – it’s fine and I guess we’ll proceed from there so if there are no questions, I’ll move on… Any questions?

Transmeta Board Member: None

BR: Okay thank you.